BB

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 213

SECURI 06003859 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inet ATS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

NY, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro 212-4018982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, NY, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manny Alicandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inet ATS, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

KELLI J. BUFORD
Notary Public - State of New York
No. 01-BU6094380
Qualified in Westchester County
My Commission Expires on June 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Inet ATS, Inc.

Statement of Financial Condition
Pursuant to SEC Rule 17a-5(e)(3)
December 31, 2005

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH., D.C. 213 SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Inet ATS, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Inet ATS, Inc. ("the Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Inet ATS, Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	80,697,393
Receivables from broker-dealers and clearing organizations, net of allowances of $18,168,920		62,327,334
Receivables from affiliates		7,619,692
Furniture and equipment, net of accumulated depreciation of $112,445		1,247,775
Goodwill		795,076,403
Intangible assets, net of accumulated amortization of $1,813,857		171,056,143
Deferred tax assets		4,004,031
Other assets		2,051,746
Total assets	$	1,124,080,517
Liabilities and Stockholder's Equity		
Payables to affiliates	$	27,087,381
Accounts payable		23,994,467
Payables to broker-dealers and clearing organizations		24,216,567
Accrued liabilities and other liabilities		9,786,225
Deferred tax liabilities		67,096,773
Total liabilities		152,181,413
Stockholder's equity		
Additional paid-in capital		971,912,969
Accumulated deficit		(13,865)
Total stockholder's equity		971,899,104
Total liabilities and stockholder's equity	$	1,124,080,517

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Business

Inet ATS, Inc., ("the Company" or "Inet") is an electronic equity securities marketplace, which provides its broker-dealer customers trade execution and routing services. Inet is a wholly-owned subsidiary of Inet Holding Company ("IHC"), which was formerly owned by Instinet Group Incorporated ("Instinet"). On December 8, 2005, The Nasdaq Stock Market, Inc. ("Nasdaq") completed its acquisition of Instinet and the immediate sale of Instinet's Institutional Brokerage division (the "Acquisition"). See Note 3, "Acquisition by Nasdaq," for further discussion. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Stock Exchange ("NSX").

2. Significant Accounting Policies

Accounting Estimates
The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005, cash equivalents included a $52,533,669 investment in a non-U.S. based money market mutual fund that is not registered under the Investment Company Act of 1940.

Receivables from Broker-Dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations are reported net of an allowance for doubtful accounts of $18,168,920. The allowance for doubtful accounts is based on management's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Furniture and Equipment, net
Furniture and equipment, net are carried at cost less accumulated depreciation. Depreciation is generally recognized over the estimated useful lives of the related assets. Estimated useful lives generally range from 2 to 10 years for furniture and equipment. Depreciation is computed using the straight-line method.

Goodwill
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. According to Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", goodwill is tested annually for impairment and in interim periods if certain events occur indicating that the carrying value may be impaired. Impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value.

Intangible Assets, net
Intangible assets, net, which were recorded as part of the accounting for the Acquisition, primarily include customer relationships, computer software and trade name. See Note 3, "Acquisition by Nasdaq," for further discussion. The customer relationships intangible asset is currently being amortized on an accelerated basis based on historical turnover over its estimated useful life of thirteen years. The computer software and trade name are currently being amortized on a straight-line basis over their estimated useful life of five years and one year, respectively.

3. Acquisition by Nasdaq

On December 8, 2005, Nasdaq completed its acquisition of Instinet, which included the Company and Island Execution Services, LLC (also a wholly-owned subsidiary of IHC), for a total consideration of $934,500,000 in cash, subject to certain post-closing adjustments, including a working capital adjustment yet to be finalized.

The Acquisition was accounted for under SFAS No. 141, "Business Combinations" as a purchase and accordingly goodwill and intangible assets of $795,076,403 and $172,870,000 were recorded, respectively. In addition, tangible assets at fair value of $96,302,160 were acquired consisting of cash of $44,964,851 and receivables from broker-dealers and clearing organizations of $47,417,272 and other assets of $3,920,037. Liabilities assumed totaled $112,335,594 consisting of accounts payable and accrued liabilities and accrued expenses and other liabilities of $42,542,944 and deferred tax liabilities of $69,792,650 primarily related to the acquired intangible assets. Independent valuation specialists assisted Nasdaq's management in determining the fair values of the net assets acquired and the intangible assets in the Acquisition. The work performed by the independent valuation specialists has been considered by management in determining the fair values reflected in these financial statements. The valuations are based on the actual assets acquired and liabilities assumed at the Acquisition date and management's consideration of the independent valuation specialists' work. The fair value of certain assets and liabilities of the Company are still being finalized so the allocation of the purchase price is subject to refinement. See Note 7, "Goodwill and Intangible Assets," for further discussion.

The integration of Inet's services into Nasdaq is designed to be seamless to both Nasdaq and Inet customers. Inet continues to operate under the Inet name as a broker-dealer; however, it will operate as a part of Nasdaq. On February 1, 2006, Inet and Brut LLC, a Nasdaq company, merged under a single broker-dealer, Brut, LLC.

4. Investments

Investments are carried at estimated fair value, generally as evidenced by quoted market prices or by comparable substantial third party transactions. Where fair value is not readily ascertainable, principal investments are recorded at management's estimate of fair value. Because of the inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

Prior to the Acquisition, the investment balance at December 7, 2005 comprised of an investment of $7,933,025 in Nasdaq common stock and warrants to purchase common stock, which was carried at estimated fair value. As a result of the Acquisition, Nasdaq retired the shares in Nasdaq's common stock to its treasury stock account and recorded this as a return of capital to IHC, at fair value on Inet's statement of changes in stockholder's equity.

5. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Accounts receivable from and payables to broker-dealers and clearing organizations at December 31, 2005, consist of the following:

	Receivable	Payable
Clearing organizations	$ -	$ 20,482,634
Fees, commissions and other	62,327,334	3,733,933
	$ 62,327,334	$ 24,216,567

6. Related Party Transactions

Substantially all employees of the Company participated in a defined contribution pension plan sponsored by Instinet for the period January 1, 2005 through December 7, 2005. The Instinet Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50.0% of their annual base salary to the 401(k) Plan. Instinet matched a discretionary amount of the employees' pre-tax contributions for the period January 1, 2005 through December 7, 2005. To be eligible for the contribution, employees needed to be an active employee, as of December 7, 2005, with at least three months of service.

As a result of the Acquisition, employees of the Company are eligible to participate in Nasdaq's 401(k) plan. Under Nasdaq's plan, employees are eligible to contribute up to 15.0% of pre-tax compensation. Nasdaq matches 100.0% of the first 4.0% of employee pre-tax contributions.

7. Goodwill and Intangible Assets

At December 31, 2005, the Company had goodwill of $795,076,403 related to its acquisition by Nasdaq.

The following table summarizes the Company's intangible assets as of December 31, 2005:

	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 163,100,000	$ 1,671,000	$ 161,429,000
Computer software	9,400,000	119,365	9,280,635
Trade name	370,000	23,492	346,508
Total intangible assets	$ 172,870,000	$ 1,813,857	$ 171,056,143

As discussed in Note 2, "Significant Accounting Policies," the customer relationships intangible asset is currently being amortized on an accelerated basis based on historical turnover over a thirteen year estimated useful life. The computer software and trade name are being amortized over a five year and one year estimated useful life, respectively.

As a result of the Acquisition, the Company recorded deferred tax liabilities related to the intangible assets mentioned above.

8. Commitments and Contingencies

From time to time, the Company is involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's consolidated financial position.

As a result of the Acquisition, Nasdaq amended the original execution and clearing services agreement between Inet and ICS. Under the amended agreement, ICS will provide Inet with clearing and execution services for a period not to exceed six months, unless the parties agree otherwise.

As a result of the Acquisition, Nasdaq entered into an agreement with a former affiliate of Instinet to have this affiliate provide transition services for a period of up to six months after the closing date. Under the agreement, this affiliate will provide Inet with office space, Inet and Nasdaq with desktop support, finance support and access to the FIX engines and Smart Routers. This agreement can be terminated early with a minimum of thirty days notice.

9. Credit, Market and Other Risks

As a result of the Company's relationship with ICS, the Company is exposed to substantial credit risk from both parties to a securities transaction during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as thirty days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transactions as collateral for the Company's customer receivables. Adverse movements in the prices of these securities can increase the Company's credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit rating. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

10. Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short-term in nature and bear interest at current market rates.

11. Subsequent Event

On February 1, 2006, the Company and Brut, LLC, a Nasdaq company, merged under a single broker-dealer, Brut, LLC. Although merged into a single broker-dealer, these entities will continue to operate as two separate limit order books, with separate matching and routing systems, as well as clearing relationships until the complete integration of all Nasdaq books. Both Brut, LLC and the Company's limit order books will remain operational post merger until such time as all Nasdaq books are integrated. Each will continue to match orders on its respective book according to the rules under which the entities currently operate. Subscribers will continue to use each system as they would today. In addition, Brut, LLC and the Company will maintain separate support desks for subscribers to each system until such time as the books are integrated.